UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                                   Rexam plc.
                                (Name of issuer)

                                 Ordinary Shares
                         (Title of class of securities)

                                    761655307
                                 (CUSIP number)

                                  July 23, 1999
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (x) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)

-------------------                                           ------------------
CUSIP No. 761655307                   13G                     Page 2 of 10 Pages
-------------------                                           ------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      17,569,439
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      20,192,718
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,192,718
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 761655307                   13G                     Page 3 of 10 Pages
-------------------                                           ------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
 ----------------------------- ------ ------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
                                      0
                               ------ ------------------------------------------
 BENEFICIALLY OWNED BY                SHARED VOTING POWER
                                 6    17,289,138
                               ------ ------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    0
                               ------ ------------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    19,912,757
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,912,757
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.0%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
-------- -----------------------------------------------------------------------

Item 1(a). Name of Issuer:

          Remax plc.(the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive offices is 114 Knightsbridge, London, SW1X 7NN, United Kingdom.

Item 2(a). Name of Person Filing:

          This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Morgan Grenfell Asset Management Limited ("MGAM" and, together with DBAG, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

          The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

          The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

Item 2(c). Citizenship:

          The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

          The title of the securities is Ordinary Shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e). CUSIP Number:

          The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b),  or 13d-2(b) or
          (c), check whether the person filing is a:

          (a)( ) Broker or dealer registered under section 15 of the Act;

          (b)( ) Bank as defined in section 3(a)(6) of the Act;

          (c)( ) Insurance Company as defined in section 3(a)(19) of the Act;

          (d)( ) Investment Company registered under section 8 of the Investment Company Act of 1940;

          (e)( ) An   investment   adviser  in   accordance   with  Rule  13d-1
                 (b)(1)(ii)(E);

          (f)( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

          (g)( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h)( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

          (i)( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box.  (x)

Item 4. Ownership.

     (a)  Amount beneficially owned:

          Each of the Reporting Persons owns the amount of the Ordinary Shares as set forth on the applicable cover page.

     (b)  Percent of class:

          Each of the Reporting Persons owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               Each of the Reporting Persons has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

          (ii) shared power to vote or to direct the vote:

               Each of the Reporting Persons has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

          (iii) sole power to dispose or to direct the disposition of:

               Each of the Reporting Persons has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

          (iv) shared power to dispose or to direct the disposition of:

               Each of the Reporting Persons has the shared power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Investment management clients of the Reporting Persons have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of DBAG and/or MGAM which hold Ordinary Shares included in the figures on the cover pages: Morgan Grenfell Investment Management Limited, Morgan Grenfell Unit Trust Management, Morgan Grenfell Trust Management, Deutsche DB London Branch, Bankers Trust Australia and Bankers Trust Company.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1999

                                             DEUTSCHE BANK AG

                                             By:/s/ Dr. Dieter Eisle
                                                --------------------------------
                                             Name:   Dr. Dieter Eisele
                                             Title:  Group Head of Compliance

                                             By:/s/ Dr. Rainer Grimberg
                                                --------------------------------
                                             Name:   Dr. Rainer Grimberg
                                             Title:  Vice President

                                                                       EXHIBIT 2


               Consent of Morgan Grenfell Asset Management Limited

          The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Morgan Grenfell Asset Management Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  July 30, 1999

                                        MORGAN GRENFELL ASSET MANAGEMENT LIMITED

                                        By: /s/ Anna Dawson
                                        Name:   Anna Dawson
                                        Title:  Senior Associate Director -
                                                Business Risk